SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF nº 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

Increase of Stake in Dominican Republic

AMBEV S.A. (“Company”) informs its investors and the market in general that, as per the notice to the market issued as of December 1st, 2017, the transaction with E. León Jimenes, S.A. (“ELJ”), the other shareholder together with the Company in Tenedora CND, S.A. (“Tenedora”) – a holding company incorporated in the Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A. – was concluded as of the date hereof. As a result of the such transaction, the Company, directly and indirectly, became the owner of approximately 85% of Tenedora, with ELJ owning the remaining 15%.

São Paulo, January 18, 2018.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer